FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF NOVEMBER, 2002

COMMISSION FILE NUMBER  1-15150

The Dome Tower

Suite 3000, 333 — 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.                         Form 20-F ☐                  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐                    No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐                    No ☒

EXHIBIT INDEX

EXHIBIT 1                                      ENERPLUS RESOURCES FUND ANNOUNCES CROSS BORDER OFFERING OF TRUST UNITS

EXHIBIT 1

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX — ERF.un

NYSE — ERF

ENERPLUS RESOURCES FUND ANNOUNCES

CROSS BORDER OFFERING OF TRUST UNITS

Enerplus Resources Fund (“Enerplus”) today announced that it has filed a preliminary short form prospectus with regulatory authorities in Canada and a registration statement with the Securities and Exchange Commission in the United States under the multi-jurisdictional disclosure system regarding a proposed marketed offering of approximately 9.5 million trust units for gross proceeds of approximately Cdn$261million and net proceeds of approximately Cdn$246 million, based on the closing price of the trust units on the Toronto Stock Exchange on November 14, 2002.  The offering price of the trust units will be determined by negotiation between representatives of Enerplus and the underwriters.  CIBC World Markets Inc. and Salomon Smith Barney Inc. are joint book-running managers of the offering.  Enerplus proposes to grant the underwriters an option, exercisable in whole or in part within 30 days following the date of the final prospectus, to purchase up to an additional 1.425 million trust units at the same offering price. Closing is expected to occur on November 29, 2002, subject to regulatory approval.

Net proceeds from the issue will be used to reduce borrowings under Enerplus’ credit facilities.  These outstanding borrowings were incurred in connection with the acquisition of Celsius Energy Resources Ltd. and with Enerplus’ ongoing acquisition and development activities.  Enerplus’ credit facilities may thereafter be drawn upon from time to time to finance acquisitions (including, but not limited to, several potential acquisitions currently being considered as part of its on-going business strategy that could have aggregate cash purchase prices of approximately CDN$200 million), development projects and for general working capital purposes.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.  A written prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933 may be obtained from either CIBC World Markets, 161 Bay Street, 6th Floor, Toronto, Ontario M5J 2S8 or Salomon Smith Barney, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220.

Enerplus Resources Fund, established in 1986, is North America’s largest conventional oil and natural gas trust.  Through its operating subsidiaries, Enerplus actively acquires and manages producing oil and natural gas properties. Trading on both the Toronto Stock Exchange (ERF.un) and the New York Stock Exchange (ERF), Enerplus offers investors monthly cash distributions and is an eligible investment for all RRSPs, RRIFs, IRAs and RESPs. Enerplus is treated as a corporation for United States federal income tax purposes.

For further information, please contact Eric Tremblay, Senior Vice President, Capital Markets or Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus’ current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus’ ability to comply with current and future environmental or other laws; Enerplus’ success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus’ 2001 Annual Information Form and Enerplus’ Management’s Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY:	/s/ Christina S. Meeuwsen
Christina S. Meeuwsen
Corporate Secretary

DATE: November 18, 2002